PART II OF OFFERING STATEMENT (EXHIBIT B TO FORM C)

Alchemy Mining Group, Inc.

Index to the Financial Statements

2 Years Unaudited Financial Statements June 30, 2015 – June 30, 2017

Unaudited for the Period Ended June 30, 2017

Financial Statements
Balance Sheets

Statement of Operations for the Twelve Month's Ended June 30, 2017

Statement of Stockholders' Equity for the Period Ended June 30, 2017

Statements of Cash Flows for the Twelve Month's Ended June 30, 2017

Alchemy Mining Group, Inc.
Balance Sheets

	June 30, 2017	June 30, 2016
Assets		
Current Assets		
Cash	—	—
Total Current Assets	—	—
Total Assets	—	—
Liabilities and Stockholders' Deficit		
Current Liabilities		
Accrued expenses	79,906	7,879
Total Liabilities	79,906	7,879
Stockholders' Deficit		
Common stock $0.001 par value, 100,000,000 shares authorized; 20,313,922	20,314	20,274
Additional paid in capital	(20,314)	(20,274)
Retained deficit	(79,906)	(7,879)
Total Stockholders' Deficit	(79,906)	(7,879)

| Total Liabilities & Stockholders' Deficit | — | — |

See accompanying notes to financial statements

Alchemy Mining Group, Inc.
Statements of Operations
For the Twelve-Month Period Ended June 30, 2017

Cash flows from operating activities:	
Net income (loss)	(72,027)
Increase (decrease) in:	
Accrued liabilities	72,027
Net cash used in operating activities	—
Cash flows from investing activities:	
Net Cash Used in Investing Activities	—
Cash flows from financing activities:	
Net cash provided by financing activities	—
Net increase (decrease) in cash	—
Cash, beginning of period	—
Cash, end of period	—

See accompanying notes to financial statements

Alchemy Mining Group, Inc.
Statements of Stockholders' Equity
For the Period Ended June 30, 2017

	Common Stock		Additional Paid in Capital	Retained Deficit	Total
	Shares	Amount			
Balance, June 30, 2016	20,273,922	20,274	(20,274)	(7,879)	(7,879)
Net Loss	—	—	—	(72,027)	(72,027)
Balance, June 30, 2017	20,313,922	20,314	(20,314)	(79,906)	(79,906)

F-5

See accompanying notes to financial statements

Alchemy Mining Group, Inc.
Statement of Cash Flow
For the Twelve Month's Period Ended June 30, 2017

Cash flows from operating activities:	
Net income (loss)	(72,027)
Increase (decrease) in:	
Accrued liabilities	72,027
Net cash used in operating activities	2,000
Cash flows from investing activities:	
Net Cash Used in Investing Activities	—
Cash flows from financing activities:	
Net cash provided by financing activities	2,000
Net increase (decrease) in cash	—
Cash, beginning of period	—
Cash, end of period	—

Alchemy Mining Group, Inc.
Notes to the Financial Statements
As of June 30, 2017
For the Period Then Ended

NOTE 1. NATURE OF BUSINESS

ALCHEMY MINING GROUP, INC. (the "Company") was incorporated June 30th, 2015 in the State of Nevada as a Jr. Resource Mining for Profit Benefit Corporation focusing on the due diligence and evaluation of gold operations in Central and S. America to Joint Venture or acquire and; to introduce the use of "Green, Sustainable & Profitable" gold mining to these projects.

As a for Profit Benefit Corporation, our mission statement begins with a mandate to commit to actions that encourage responsible development of small-scale mining operations starting from a clear commitment to present and future generations which are technically and economically viable, socially just and environmentally sustainable with corporate responsibility to protecting, preserving and restoring the environment through the use of organic alternatives to mercury & cyanide for gold extraction and; to create added value and economic development for the Benefit and welfare of indigenous people, the communities and our associates and partners in Ecuador for profit.

On July 1st, 2015, the Company issued Founders shares to the Directors, Principle Exploration Geologist and 43 other individuals totaling collectively 20,733, 992 Common Restricted Shares. There are no Preferred Shares authorized. The authorized capital is 100,000,000 shares of common stock at $0.001.

Effective March 15, 2017 ALCHEMY MINING GROUP, INC., entered an Exclusive 50/50 Joint Venture Agreement duly executed with ASOCIACIÓN COMUNITARIA MINERA SAN JUAN, an Ecuadorian Gold mining company with granted rights on two claims located in Camilo Ponce Enríquez parish West Azuay Province, Bella Rica mining district of Southern Ecuador through the formation of ALQUIMIA MINERA SAN JUAN S.A. (Ecuador) comprised of equal board members, equal equity control of the authorized capital and equal rights as to each party.

ASOCIACIÓN COMUNITARIA MINERA SAN JUAN, pursuant to a renewable MINING OPERATION CONTRACT with COOPERATIVA DE PRODUCCIÓN AURÍFERA BELLA RICA legal Title holder of two Concessions BELLA RICA CODIGO: 15 – (3,000 Ha) & GUANACHE 3 DE MAYO CODIGO: 170 - (133 Ha), has granted rights to exploit, benefit, melt, refine and commercialize all mineral substances that might exist and might be obtained in a territory (claim) forming part of the two Concessions effective December 2013 through March 2036.

These granted rights have been legally resolved, notarized & assigned with all title rights, interests, claims and obligations with the transfer of the MINING OPERATION CONTRACT to ALQUIMIA MINERA SAN JUAN S.A. including all artisanal mining operations, facilities and equipment used to explore, exploit and extract ore from the BELLA RICA CODIGO – 15 concession property mine "MINA SAN JUAN".

Effective June 15, 2017, the company initiated a $USD 2,000,000 Gold Rewards Crowdfunding Offering providing up to 2,000 ounces of gold from production to be rewarded to the donors of the capital.

Effective June 15, 2017 the company initiated a $USD 100,000 Private Placement Offering to Sophisticated Investors, (able to evaluate the risks and merits of the investment) pursuant to Rule 506 of Regulation D or be able to bear the investment's economic risk including friends and family @ $USD 0.10 per share for 1,000,000 common restricted shares.

Effective June 15, 2017 Mr. Luis Fidel Atiencia Alarcon, CEO of ALQUIMIA MINERA SAN JUAN S.A (Ecuador) has accepted the position of member Board of Directors.

Effective June 27, 2017 the company completed and filed a Form C Offering with the US SEC pursuant to Title III Reg CF Crowdfunding disclosure requirements for $USD 1,000,000 @ $USD 0.25 per share for 4,000,000 common restricted shares for disclosure purposes only. The company does not intent to post the offering on a registered crowdfunding portal to effectuate the offering.

Basis of presentation

These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States, and are expressed in US dollars. These financial statements include the accounts of the Company and the Company's fiscal year end is June 30.

Revenue Recognition

Revenues from sales are recognized when invoiced.

Going Concern Uncertainty

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has never generated revenues since inception and has never paid any dividends and is unlikely to pay dividends or generate earnings in the immediate or foreseeable future. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations, confirmation of the Company's interests in the underlying properties, and the attainment of profitable operations. As of June 30, 2017, the Company has a retained deficit of $79,906 and the Company does not have any cash on hand or revenues. These factors raise substantial doubt regarding the Company's ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company will require significant additional funding in order to continue operations achieve our business plan and our current cash position and revenues, if any, will not be able to sustain our proposed operations. The Company intends to attempt to raise these funds by means of one or more private offerings of debt or equity securities or both. However, at this point, we have not specifically identified the type or sources of this funding. We believe that some limited portion of the required funds could be generated from operations.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. Such financial statements and accompanying notes are the representations of Company management, who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America ("U.S. GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements. The Company is classified as a development stage enterprise under U.S. GAAP and has not generated any revenues from its operations.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

We place our cash with high quality financial institutions, and at times may exceed the Federal Deposit Insurance Corporation $250,000 insurance limit.

Impairment of Long-lived Assets

The Company evaluates the recoverability of its long-lived assets or asset groups whenever adverse events or changes in business climate indicate that the expected undiscounted future cash flows from the related assets may be less than previously anticipated. If the net book value of the related assets exceeds the undiscounted future cash flows of the assets, the carrying amount would be reduced to the present value of their expected future cash flows and an impairment loss would be recognized. There have been no impairment losses in any of the periods presented.

Research and Development Costs

Research and development costs are expensed as incurred, indicating commercial viability has not been obtained. Purchased materials that do not have an alternative future use and the cost to develop prototypes of production equipment are also expensed. Costs incurred after the production process is viable and a working model of the equipment has been completed will be capitalized as long-lived assets.

Income Taxes

Deferred income tax assets and liabilities arise from temporary differences associated with differences between the financial statements and tax basis of assets and liabilities, as measured by the enacted tax rates, which are expected to be in effect when these differences reverse. Deferred tax assets and liabilities are classified as current or non-current, depending on the classification of the assets or liabilities to which they relate. Deferred tax assets and liabilities not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

The Company follows the provisions of FASB ASC 740-10 "*Uncertainty in Income Taxes*" (ASC 740-10), January 1, 2007. The Company has not recognized a liability as a result of the implementation of ASC 740-10. A reconciliation of the beginning and ending amount of unrecognized tax benefits has not been provided since there are no unrecognized benefits at December 31, 2015. The Company has not recognized interest expense or penalties as a result of the implementation of ASC 740-10. If there were an unrecognized tax benefit, the Company would recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

Fair Value of Financial Instruments

In September 2006, the Financial Accounting Standards Board (FASB) introduced a framework for measuring fair value and expanded required disclosure about fair value measurements of assets and liabilities. The Company adopted the standard for those financial assets and liabilities as of the beginning of the 2008 fiscal year and the impact of adoption was not significant. FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" (ASC 820) defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include other current assets, accounts payable, accrued compensation and accrued expenses.

Loss Per Share

Basic loss per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted losses per common share are computed by dividing net loss by the weighted average number of shares of common stock outstanding and dilutive options outstanding during the year. The Company did not have any common stock equivalents outstanding during the period ended June 30, 2017.

Stock-based compensation

The Company recognizes all share-based payments to employees, including grants of employee stock options, as compensation expense in the financial statements based on their fair values. That expense will be recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period). There were no grants awarded in 2017.

The Company issues common stock and common stock options and warrants to consultants for various services. For these transactions, the Company follows the guidance in FASB ASC Topic 505. Costs for these transactions are measured at the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The value of the common stock is measured at the earlier of (i) the date at which a firm commitment for performance by the counterparty to earn the equity instrument is reached or (ii) the date at which the counterparty's performance is complete.

Recent Accounting Pronouncements

The Company has evaluated recent accounting pronouncements issued by the FASB (including its EITF), the AICPA, and the SEC and did not believe them to have a material impact on the Company's financial statements.

NOTE 3. INCOME TAXES

Deferred taxes are recorded for all existing temporary differences in the Company's assets and liabilities for income tax and financial reporting purposes. Due to the valuation allowance for deferred tax assets, as noted below, there was no net deferred tax benefit or expense for the period ended June 30, 2017.

There is no current or deferred income tax expense or benefit allocated to continuing operations for the period ended June 26, 2017.

PART II OF OFFERING STATEMENT (EXHIBIT B TO FORM C)

Alchemy Mining Group, Inc.

Index to the Financial Statements

Unaudited for the Period Ended June 30, 2016

Financial Statements

Balance Sheets

Statement of Operations for the Six Month's Ended June 30, 2016

Statement of Stockholders' Equity for the Period Ended June 30, 2016

Statements of Cash Flows for the Six Month's Ended June 30, 2016
Notes to the Financial Statements


Alchemy Mining Group, Inc.
Balance Sheets


	June 30, 2016	December 31, 2015
Assets		
Current Assets		
Cash	—	—
Total Current Assets	—	—
Total Assets	—	—
Liabilities and Stockholders' Deficit		
Current Liabilities		
Accrued expenses	7,879	3,645
Total Liabilities	7,879	3,645
Stockholders' Deficit		
Common stock $0.001 par value, 100,000,000 shares authorized; 20,273,922 shares issued and outstanding	20,274	20,274
Additional paid in capital	(20,274)	(20,274)
Retained deficit	(7,879)	(3,645)
Total Stockholders' Deficit	(7,879)	(3,645)
Total Liabilities & Stockholders' Deficit	—	—

See accompanying notes to financial statements

Alchemy Mining Group, Inc.
Statements of Operations

For the Six-Month Period Ended June 30, 2016

Cash flows from operating activities:

Net income (loss)	(4,234)
Increase (decrease) in:	
Accrued liabilities	4,234
Net cash used in operating activities	—
Cash flows from investing activities:	
Net Cash Used in Investing Activities	—
Cash flows from financing activities:	
Net cash provided by financing activities	—
Net increase (decrease) in cash	—
Cash, beginning of period	—
Cash, end of period	—

See accompanying notes to financial statements

Alchemy Mining Group, Inc.
Statements of Stockholders' Equity
For the Period Ended June 30, 2016

	Shares	Amount		Retained Deficit	Total
Balance	—	—	—	—	—
Founders shares issued	20,273,922	20,274	(20,274)	—	—
Net Loss	—	—	—	(3,645)	(3,645)
Balance, December 31, 2015	20,273,922	20,274	(20,274)	(3,645)	(3,645)
Net Loss	—	—	—	(4,234)	(4,234)
Balance, June 30, 2016	20,273,922	20,274	(20,274)	(7,879)	(7,879)

F-5

See accompanying notes to financial statements

Alchemy Mining Group, Inc.
Statement of Cash Flow
For the Six Month's Period Ended June 30, 2016

Cash flows from operating activities:

Net income (loss)	(4,234)
Increase (decrease) in:	
Accrued liabilities	4,234
Net cash used in operating activities	—
Cash flows from investing activities:	
Net Cash Used in Investing Activities	—

Cash flows from financing activities:	
Net cash provided by financing activities	—
Net increase (decrease) in cash	—
Cash, beginning of period	—
Cash, end of period	—

See accompanying notes to financial statements

Alchemy Mining Group, Inc.
Notes to the Financial Statements
As of June 30, 2016
For the Period Then Ended

NOTE 1. NATURE OF BUSINESS

Alchemy Mining Group, Inc. (the "Company") was incorporated in the State of Nevada on June 30th 2015 under the name Alchemy Mining Group, Inc. a for Profit Benefit Corporation with the mandate of "Protecting, preserving & restoring the environment through the use of organic alternatives to mercury & cyanide for gold extraction" by "actions that encourage responsible development of small-scale mining operations, starting from a clear commitment to present and future generations, which are technically and economically viable, socially just and environmentally sustainable."

July 1st, 2015 the Company issued Founders shares to the Directors, Principle Exploration Geologist and 43 other individuals totaling collectively 20,273, 992 Common Restricted Shares. There are no Preferred Shares authorized. The authorized capital is 100,000,000 shares of common stock at $0.001.

Alchemys' principal business is the acquisition and exploration of Gold (Au) mineral resources primarily in S. America with a focus on Brazil, Peru & Chile.

Basis of presentation

These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States, and are expressed in US dollars. These financial statements include the accounts of the Company and the Company's fiscal year end is December 31.

Revenue Recognition

Revenues from sales are recognized when invoiced.

Going Concern Uncertainty

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has never generated revenues since inception and has never paid any dividends and is unlikely to pay dividends or generate earnings in the immediate or foreseeable future. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations, confirmation of the Company's interests in the underlying properties, and the attainment of profitable operations. As of December 31, 2015, the Company has a retained deficit of $7,879 and the Company does not have any cash on hand or revenues. These factors raise substantial doubt regarding the Company's ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company will require significant additional funding in order to continue operations achieve our business plan and our current cash position and revenues, if any, will not be able to sustain our proposed operations. The Company intends to attempt to raise these funds by means of one or more private offerings of debt or equity securities or both. However, at this point, we have not specifically identified the type or sources of this funding. We believe that some limited portion of the required funds could be generated from operations.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. Such financial statements and accompanying notes are the representations of Company management, who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America ("U.S. GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements. The Company is classified as a development stage enterprise under U.S. GAAP and has not generated any revenues from its operations.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

We place our cash with high quality financial institutions, and at times may exceed the Federal Deposit Insurance Corporation $250,000 insurance limit.

Impairment of Long-lived Assets

The Company evaluates the recoverability of its long-lived assets or asset groups whenever adverse events or changes in business climate indicate that the expected undiscounted future cash flows from the related assets may be less than previously anticipated. If the net book value of the related assets exceeds the undiscounted future cash flows of the assets, the carrying amount would be reduced to the present value of their expected future cash flows and an impairment loss would be recognized. There have been no impairment losses in any of the periods presented.

Research and Development Costs

Research and development costs are expensed as incurred, indicating commercial viability has not been obtained. Purchased materials that do not have an alternative future use and the cost to develop prototypes of production equipment are also expensed. Costs incurred after the production process is viable and a working model of the equipment has been completed will be capitalized as long-lived assets.

Income Taxes

Deferred income tax assets and liabilities arise from temporary differences associated with differences between the financial statements and tax basis of assets and liabilities, as measured by the enacted tax rates, which are expected to be in effect when these differences reverse. Deferred tax assets and liabilities are classified as current or non-current, depending on the classification of the assets or liabilities to which they relate. Deferred tax assets and liabilities not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

The Company follows the provisions of FASB ASC 740-10 "*Uncertainty in Income Taxes*" (ASC 740-10), January 1, 2007. The Company has not recognized a liability as a result of the implementation of ASC 740-10. A reconciliation of the beginning and ending amount of unrecognized tax benefits has not been provided since there are no unrecognized benefits at December 31, 2015. The Company has not recognized interest expense or penalties as a result of the implementation of ASC 740-10. If there were an unrecognized tax benefit, the Company would recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

Fair Value of Financial Instruments

In September 2006, the Financial Accounting Standards Board (FASB) introduced a framework for measuring fair value and expanded required disclosure about fair value measurements of assets and liabilities. The Company adopted the standard for those financial assets and liabilities as of the beginning of the 2008 fiscal year and the impact of adoption was not significant. FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" (ASC 820) defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include other current assets, accounts payable, accrued compensation and accrued expenses.

Loss Per Share

Basic loss per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted losses per common share are computed by dividing net loss by the weighted average number of shares of common stock outstanding and dilutive options outstanding during the year. The Company did not have any common stock equivalents outstanding during the period ended June 30, 2016.

Stock-based compensation

The Company recognizes all share-based payments to employees, including grants of employee stock options, as compensation expense in the financial statements based on their fair values. That expense will be recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period). There were no grants awarded in 2016.

The Company issues common stock and common stock options and warrants to consultants for various services. For these transactions, the Company follows the guidance in FASB ASC Topic 505. Costs for these transactions are measured at the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The value of the common stock is measured at the earlier of (i) the date at which a firm commitment for performance by the counterparty to earn the equity instrument is reached or (ii) the date at which the counterparty's performance is complete.

Recent Accounting Pronouncements

The Company has evaluated recent accounting pronouncements issued by the FASB (including its EITF), the AICPA, and the SEC and did not believe them to have a material impact on the Company's financial statements.

NOTE 3. INCOME TAXES

Deferred taxes are recorded for all existing temporary differences in the Company's assets and liabilities for income tax and financial reporting purposes. Due to the valuation allowance for deferred tax assets, as noted below, there was no net deferred tax benefit or expense for the period ended June 30, 2016.

There is no current or deferred income tax expense or benefit allocated to continuing operations for the period ended June 30, 2016.

SIGNATURES

I, Bruce A. Cosgrove and Alexandra D.F. Cripps certify that the financial statements of ALCHEMY MINING GROUP, INC included in this Form are true and complete in all material respects;



President/CFO

June 26, 2017

Alexandra D.F. Cripps

Director

Bruce A. Cosgrove